Exhibit 3.4

AMENDMENT TO BYLAWS

OF

INPIXON

The undersigned, being the duly elected Secretary of INPIXON, a Nevada corporation (the “Corporation”), does hereby certify that:

1. The Board of Directors of the Corporation, by unanimous written consent, approved and adopted the following amendments to the Bylaws of the Corporation effective as of March 12, 2024:

Article II, Section 3.1 of the Bylaws is hereby amended by deleting the final sentence thereof in its entirety and replacing such sentence with the following:

Each Director, including a Director elected to fill a vacancy, shall hold office the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Article II, Section 3.3 of the Bylaws is hereby amended and restated in its entirety and replaced with the following:

Section 3.3 Except as otherwise fixed by the Articles of Incorporation relating to the rights of the holders of any series of preferred stock to separately elect additional directors, which additional directors are not required to be classified pursuant to the terms of such series of preferred stock (the “Preferred Stock Directors”), the Board of Directors will be divided into three (3) classes:  Class I, Class II and Class III.  Each class shall consist, as nearly as possible, of a number of directors equal to one-third (1/3) of the then authorized number of members of the Board of Directors (other than the Preferred Stock Directors).   The Board is authorized to assign members of the Board already in office at the time of adoption of this bylaw to Class I, Class II or Class III. The term of office of the initial Class I directors shall expire at the annual meeting of stockholders in 2024; the term of office of the initial Class II directors shall expire at the annual meeting of stockholders in 2025; and the term of office of the initial Class III directors will expire at the annual meeting of stockholders in 2026.  At each succeeding annual meeting of stockholders of the Corporation the successors of the class of directors whose term expires at that meeting shall be elected to hold office in accordance with Section 3.1 of these Bylaws for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.  The directors of each class will hold office until the expiration of the term of such class and until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

Article XI, Section 3 has been added with the following:

Section 3. Nevada Acquisition of Controlling Interest Statute. The provisions of NRS 78.378 through 78.3793, inclusive, shall, effective as of March 12, 2024 (the “Closing Date”), not be applicable to, and to such extent the Corporation hereby opts out of the provisions of, NRS 78.378 through 78.3793, inclusive, for all purposes of relating to, that certain Agreement and Plan of Merger, by and among XTI Aircraft Company, the Corporation and Inpixon Merger Sub Inc., dated as of July 24, 2023, as amended, and the consummation of the transactions contemplated thereby, including, without limitation, the acquisition of shares, or of rights to acquire shares, of the Corporation by the stockholders, or holders of rights to acquire stock, of XTI Aircraft Company as of the Closing Date.

2. All other provisions of the Bylaws of the Corporation remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Amendment on the 14 day of March, 2024.

By:	/s/ David Brody
Name:	David Brody
Title:	Secretary